Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101611

Pricing Supplement No. 2
Dated July 31, 2003
(To Prospectus dated December 23, 2002 and Prospectus Supplement dated February 24, 2003)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

Fixed Rate Notes

The Notes are not Discount Notes.

Principal Amount: $50,000,000	Specified Currency: U.S. dollars
Settlement Date: August 5, 2003	Stated Maturity Date: March 3, 2008
Interest Payment Dates: March 1 and September 1,	Authorized Denomination: A/S
commencing September 1, 2003	Initial Redemption Percentage: N/A
Initial Redemption Date: N/A	Optional Repayment Date(s): N/A
Annual Redemption Percentage Reduction: N/A	Interest Rate: 4.50%
Exchange Rate Agent: N/A	Regular Record Date(s): A/S
Default Rate: N/A	Additional/Other Terms: N/A
Day Count: 30/360	Net Proceeds to the Company: 99.701%
Agent: Wachovia Capital Markets, LLC

Agent’s Commission: Wachovia Capital Markets, LLC proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Such varying prices will include interest accrued from February 27, 2003.

     “N/A” as used herein means “Not Applicable.” “A/S” as used herein means “As stated in the Prospectus Supplement referred to above.” All other terms used, but not defined, herein shall have the meaning ascribed to such terms in the Prospectus Supplement.

     These notes represent a reopening of the 4.50% medium-term notes due 2008 issued by United Dominion Realty Trust, Inc. and these notes constitute a single series of notes with those notes.

     Pursuant to U.S. Treasury regulations section 1.1275-2(k)(3), the issuance of the notes will be treated as a “qualified reopening” of the fixed rate notes with an original issue date of February 27, 2003 (the “original notes”). Therefore, for purposes of the rules governing original issue discount, the notes will have the same issue date, issue price and adjusted issue price as the original notes. See “Federal Income Tax Consequences — U.S. Holders — Original Issue Discount” in the prospectus supplement. Depending on your purchase price for your notes, your notes may have a market discount or amortizable bond premium. See “Federal Income Tax Consequences — U.S. Holders — Market Discount” and “— Acquisition Premium; Amortizable Bond Premium” in the prospectus supplement. The purchase price for the notes will also reflect interest accrued from February 27, 2003 (“pre-issuance accrued interest”) which will be included in the accrued interest to be paid on the first interest payment date on September 1, 2003. In accordance with U.S. Treasury regulations section 1.1273-2(m), for purposes of the rules governing original issue, United Dominion will exclude the pre-issuance accrued interest from the issue price of the notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payable on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the notes.

WACHOVIA SECURITIES